EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2011 Results

Quarterly Revenue Up 31%; 2011 Year End Backlog Up 70%

MISSISSAUGA, Ontario, March 28, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported fourth quarter and full year 2011 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS)1.

"We ended 2011 with Hydrogenics better positioned than it's been in years for growth, margin expansion, and overall improved operating performance," said Daryl Wilson, President and Chief Executive Officer. "Our backlog stands at approximately $29.1 million, up 70% over 2010 and reflecting strength in our electrolyzer business tied to the rebound in industrial orders and increased demand for our energy storage and fueling applications. Underscoring such trends, we announced several European awards in the fourth quarter that make us very excited about the future. These awards include a contract to deliver a 1MW electrolyzer for an industrial-scale renewable energy storage project – the largest of its kind in Germany – with capacity to store up to 27 MWh of energy. We were also selected by the City of Herten in Germany to provide a wind-hydrogen energy storage system and, within our Power Systems group, recently launched the next generation HyPM HD (heavy duty) Fuel Cell Power Module – with orders already booked. There is clearly an active pipeline of opportunities in the market."

"At the same time, we continue to reduce our EBITDA loss as we make headway on our path to profitability. With oil prices rising, several quarters of revenue visibility, and energy storage a global necessity, we see 2012 as being a transformational year for Hydrogenics. Given our current backlog and strong relationship with CommScope driving increased interest in fuel cell applications, we clearly believe that Hydrogenics is poised for improved operating results in the quarters to come."

Highlights for the Quarter Ended December 31, 2011 (compared to the quarter ended December 31, 2010, unless otherwise noted)

  The Corporation secured $11.9 million of orders for renewable energy storage, hydrogen fueling, industrial gas and fuel cell applications, an increase of 240% over the previous year and the second sequential quarterly increase in excess of 100%.

  At December 31, 2011, the order backlog was $29.1 million, up 70% year-over-year. Order backlog movement during the fourth quarter (in $ millions) was as follows:
	Sept. 30, 2011 Backlog	Orders Received	Orders Delivered	Dec. 31, 2011 Backlog

OnSite Generation	$ 23.2	$ 11.0	$ 7.0	$ 27.2
Power Systems	1.6	0.9	0.6	1.9
Total	$ 24.8	$ 11.9	$ 7.6	$ 29.1
  Exited the fourth quarter with $10.0 million of cash and restricted cash, reflecting increases of $0.8 million and $1.0 million, respectively, compared with September 30, 2011 and December 31, 2010.

  Revenues increased 31% to $7.6 million, reflecting increased order bookings in the OnSite Generation business unit driven by growth in industrial, fueling and renewable energy markets.

  Gross profit was $2.1 million, or 27.1% of revenues, a 6.8 percentage point decrease primarily resulting from variations in product mix in the OnSite Generation business unit. This also includes the reversal of warranty and inventory reserves in our Power Systems business unit.

  Cash Operating Costs2 were $3.2 million, a decrease of 9%, resulting from an increase of $1.3 million in research and product development funding, partially offset by increased selling, general and administration costs associated with increased overall commercial activities.

  EBITDA3 loss decreased by 19% to $1.3 million as a result of increased revenues and the above noted decrease in cash operating costs.

Highlights for the Year Ended December 31, 2011 (compared to the year ended December 31, 2010, unless otherwise noted)

  Revenues were $23.8 million, an increase of 14%, reflecting increased order bookings in OnSite Generation driven by growth in industrial, fueling and renewable energy storage markets.

  Gross profit was $5.5 million, or 23.0% of revenues, a 2.9 percentage point decrease, primarily reflecting lower gross margins in the Corporation's Power Systems business unit. OnSite Generation's gross profit remained consistent at 21.3% of revenues.

  Cash operating costs2 were $12.3 million, a decrease of $1.1 million or 8% year-over-year, reflecting; (i) a $0.9 million increase in research and product development funding; and (ii) $0.6 million of cost savings from ongoing cost reduction efforts including the move to a new lower cost facility in Mississauga, Ontario; partially offset by (iii) a $0.4 million increase in research and development expenditures.

  EBITDA3 loss excluding $0.7 million of increased costs associated with our deferred compensation plans, which are indexed to our share price; and $0.3 million increase in non-cash stock-based compensation costs in respect of executive stock options, which were surrendered in January 2011 decreased $1.0 million or 12%, reflecting: (i) a $0.4 million reduction in costs as a result of cost reduction initiatives; (ii) a $0.5 million increase in research and product development funding; and (iii) a $0.1 million increase in gross margin.

Notes

  Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010. The year ended December 31, 2011 was Hydrogenics' first annual reporting period under IFRS. Please refer to Hydrogenics' Fourth Quarter 2011 Management's Discussion and Analysis for a summary of the full impact as a result of the conversion from Canadian generally accepted accounting principles to IFRS.

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EDT on March 28, 2012 to review the fourth quarter and 2011 results. The telephone number for the conference call is (877) 307-1373, or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the Corporation's website at www.hydrogenics.com.

The webcast will be archived on the site and investors will be able to access an encore recording of the conference call for one week by calling (855) 859-2056, conference ID #53891691. The encore recording will be available two hours after the conference call has concluded.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)
	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$ 7,785	$ 7,881
Restricted cash	1,861	883
Trade and other receivables	4,151	5,603
Grants receivable	126	572
Inventories	9,315	8,376
Prepaid expenses	626	762
	23,864	24,077
Non-current assets
Restricted cash	314	225
Property, plant and equipment	1,790	1,871
Intangible assets	152	200
Goodwill	4,941	5,100
	7,197	7,396
Total assets	$ 31,061	$ 31,473
Liabilities
Current liabilities
Trade and other payables	$ 9,986	$ 6,584
Provisions	1,654	2,350
Unearned revenue	5,144	3,751
Warrants	1,525	1,252
	18,309	13,937
Non-current liabilities
Other non-current liabilities	1,979	2,100
Total liabilities	20,288	16,037
Equity
Share capital	318,016	313,461
Contributed surplus	17,480	16,731
Accumulated other comprehensive loss	(884)	(705)
Deficit	(323,839)	(314,051)
Total equity	10,773	15,436
Total equity and liabilities	$ 31,061	$ 31,473

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)
	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Revenues	$ 7,632	$ 5,805	$ 23,832	$ 20,930
Cost of sales	5,561	3,839	18,344	15,504
Gross profit	2,071	1,966	5,488	5,426

Operating expenses
Selling, general and administrative expenses	3,903	2,769	11,740	11,227
Research and product development expenses	(284)	944	2,934	3,445
Litigation settlements	--	--	--	(437)
Other losses	41	115	92	102
	3,660	3,828	14,766	14,337
Loss from operations	(1,589)	(1,862)	(9,278)	(8,911)

Finance income (expenses)
Interest income	16	(12)	41	37
Interest expense	(60)	(37)	(212)	(213)
Foreign currency gains	30	--	304	468
Foreign currency losses	--	(55)	(311)	(359)
Other finance (losses) gains, net	421	593	(332)	2,433
Finance income (loss), net	407	489	(510)	2,366

Loss before income taxes	(1,182)	(1,373)	(9,788)	(6,545)
Income tax expense	--	--	--	3
Net loss for the period	(1,182)	(1,373)	(9,788)	(6,548)

Exchange differences on translating foreign operations	(257)	(33)	(179)	(705)
Comprehensive loss for the period	$ (1,439)	$ (1,406)	$ (9,967)	$ (7,253)

Net loss per share
Basic and diluted	$ (0.18)	$ (0.25)	$ (1.58)	$ (1.40)

Weighted average number of common shares outstanding	6,605,491	5,488,630	6,180,048	4,689,504

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)
	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (1,182)	$ (1,373)	$ (9,788)	$ (6,548)
Items not affecting cash:
Loss on disposal of assets	35	111	42	93
Amortization and depreciation	232	123	950	995
Other finance losses (gains), net	(421)	(593)	332	(2,433)
Unrealized foreign exchange gains	157	(35)	209	(91)
Non-cash selling, general and administrative expenses	--	--	--	763
Stock-based compensation	104	59	749	257
Government grant revenue	(913)	--	(913)	--
Imputed interest on long-term debt	7	--	7	--
Net change in non-cash working capital	1,483	(966)	4,717	(3,050)
Cash used in operating activities	(498)	(2,674)	(3,695)	(10,014)

Investing activities
(Increase) decrease in restricted cash	543	(44)	(1,067)	735
Proceeds from disposal of property, plant and equipment	--	112	10	112
Purchase of property, plant and equipment	(22)	--	(897)	(377)
Purchase of intangible assets	(79)	(133)	(22)	(3)
Cash provided by (used in) investing activities	442	(65)	(1,976)	467

Financing activities
Repayment of post-retirement benefit liability	(22)	(23)	(101)	(97)
Repayment of repayable government contributions	(37)	--	(269)	--
Proceeds of borrowings	1,390	--	1,390	--
Common shares and warrants issued and exercised, net of issuance costs	4	--	4,555	8,366
Cash provided by (used in) financing activities	1,335	(23)	5,575	8,269

Increase (decrease) in cash and cash equivalents during the period	1,279	(2,762)	(96)	(1,278)
Cash and cash equivalents - Beginning of period	6,506	10,643	7,881	9,159
Cash and cash equivalents - End of period	$ 7,785	$ 7,881	$ 7,885	$ 7,881
CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com